FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-65563



                           PROSPECTUS SUPPLEMENT NO. 2
         DATED DECEMBER 23, 1998 (TO PROSPECTUS DATED OCTOBER 26, 1998)


                           UNITED ROAD SERVICES, INC.


         This Prospectus Supplement is part of the Prospectus dated October 26, 1998 relating to an offering of up to 1,213,944 shares of the Common Stock of United Road Services, Inc. ("United Road") by certain existing stockholders of United Road who received shares of Common Stock in connection with acquisitions made by United Road.

         On December 9, 1998, United Road acquired Pilot Transport, Inc. ("Pilot"), an Arizona corporation, by merging Pilot into URS Transport, Inc., a wholly-owned subsidiary of United Road. The aggregate purchase price was approximately $25.0 million, consisting of approximately $10.6 million in cash and 1,000,000 shares of United Road's Common Stock. The cash portion of the purchase price was funded from amounts available from operations and under United Road's credit facility with various financial institutions for which Bank of America National Trust and Savings Association acts as agent. The purchase price was determined on the basis of arms-length negotiations between United Road and the stockholders of Pilot.

         Pilot provides transport and storage services for prototype, test, and promotional automobiles, many of which are transported to and from test sites, shows, and public relation events in customized, closed vehicle carriers. Under United Road's ownership, Pilot is expected to continue to provide such services.
















           The date of this Prospectus Supplement is December 23, 1998